NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
www.novawest.com E-Mail: novawest@novawest.com



03022289

For Immediate Release

Private Placement Increased To $1.5 Million

TSX Venture Exchange Listed - Canada
Trading Symbol – NVE
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

April 22, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange is pleased to announce that the Company has increased the amount of the Private Placement that was announced on April 10, 2003 from $1,125,000 Cdn. to $1,500,000 Cdn. If fully subscribed the Company will issue 4,000,000 Units at $0.375 Cdn. per Unit. Each Unit will consist of one common share and one share purchase Warrant. The Warrant will entitle the holder to purchase one additional share of the Company at a price of $0.50 Cdn. The Warrants will expire on April 30, 2004. A finder's fee, per the TSX Venture Exchange guidelines, will be paid on all funds raised. One half of any finder's fee payable will be paid in cash with the remaining half to be paid in stock. All shares issued will be subject to any applicable hold periods. All terms are subject to the approval of the TSX Venture Exchange.

NovaWest invites the public to visit its website at http://www.novawest.com or e-mail us at **novawest@novawest.com** to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN.

dw 6/6